Exhibit (d)(5)

DUE DILIGENCE AND EXCLUSIVITY AGREEMENT

This Due Diligence and Exclusivity Agreement (this “Agreement”) is dated as of January 10, 2024 (the “Effective Date”), by and between Bucher and Christian Consulting, Inc. d/b/a BCforward or an affiliate thereto (“BCF”) and TSR, Inc., a Delaware corporation (the “Company”).

Recitals

WHEREAS, BCF and the Company are exploring a potential transaction (the “Proposed Transaction”) pursuant to which BCF or one or more of its affiliates would acquire all of the issued and outstanding equity interests of the Company (through merger or otherwise). In order to allow discussions with respect to the Proposed Transaction to occur among the parties and their representatives and in consideration of the significant time and expense to be incurred by each party in evaluating the Proposed Transaction, the parties desire to set forth certain understandings and commitments related to the matters described in this Agreement.

NOW, THEREFORE, in consideration of the recitals set forth above, the terms and conditions set forth below, the substantial commitment of time and resources by each party necessary to conduct the due diligence investigation described herein and other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, and intending to be legally bound, the parties agree as follows:

1. This Agreement shall be subject to the terms of that certain Confidentiality Agreement executed between BCF and the Company on September 14, 2023 (the “NDA”).

2. During the Exclusivity Period (as defined below), each party (the “Responding Party”) shall respond promptly to and in good faith, and shall direct its Representatives (as defined below) as necessary to respond promptly and in good faith, to reasonable due diligence requests concerning the Responding Party and its business or the Proposed Transaction posed in good faith by the other party (the “Requesting Party”) or its Representatives, including without limitation personnel of the Requesting Party and its affiliates, outside legal counsel, independent auditors, tax and insurance advisors, other outside advisors and consultants that the Requesting Party or its affiliates may specifically retain in connection with its due diligence activities or its evaluation of the Proposed Transaction, and BCF’s or its affiliates’ financing sources and their respective Representatives, so long as such due diligence requests do not unreasonably interfere with the operations of the business of the Company and provided, that in no event shall the foregoing require the Responding Party or any of its Representatives to take or omit to take any action following such time as the Company may determine in its sole discretion not to proceed with the Proposed Transaction. As used in this Agreement, the “Representatives” of a person are its directors, officers, managers, employees, agents, investment bankers, lending institutions, attorneys, accountants, consultants, advisors, and other representatives. Each Requesting Party shall conduct its due diligence investigation subject to the NDA and will work with the Responding Party to minimize the disruption to the operations of the Responding Party caused by the investigation.

3. The Company and BCF shall continue to discuss on an exclusive basis the Proposed Transaction, including the negotiation of the terms thereof and the potential definitive documentation regarding the same (collectively, the “Definitive Agreements”) for a period beginning upon the Effective Date and any applicable extension, until the earlier of (i) the execution of a definitive agreement by the Company and BCF with respect to the Proposed Transaction, (ii) the mutual agreement of the Company and BCF to terminate this Agreement, and (iii) 11:59 PM (EDT) on the date that is 60 calendar days following the Effective Date (the “Exclusivity Period”); provided, however, that in no event shall the foregoing require the Company to continue such discussions if the Company determines in its sole discretion not to proceed with the Proposed Transaction. The Exclusivity Period shall be extended for an additional 14 calendar day period subject to BCF’s confirmation that it does not intend to reduce the most recent price per share offered in writing by BCF to the Company prior to the Effective Date. For the avoidance of doubt, nothing in this Agreement shall give rise to or result in any obligation on the part of the Company, any of its shareholders or BCF to enter into any Definitive Agreement or otherwise consummate or agree to consummate any transaction and the Company and BCF hereby agree that they will have no obligation to continue discussions or negotiations with each other over the Proposed Transaction following expiration of the Exclusivity Period. Each party reserves the right, in its sole discretion, for any reason or for no reason, to reject any and all proposals made to it or its Representatives with regard to the Proposed Transaction and to determine to not proceed with the Proposed Transaction at any time.

4. The Company shall not, and shall cause its subsidiaries and use its commercially reasonable efforts to cause its and their officers and directors not to, and shall direct the Company and its subsidiaries’ agents, Representatives, stockholders or affiliates, in each case who have been informed of the Proposed Transaction (the Company and all such persons and entities, the “Company Group”), not to, directly or indirectly, discuss, negotiate, or engage with any third party (other than BCF or its affiliates), during the Exclusivity Period, regarding any potential transaction pursuant to which such third party or any group of one or more third parties would acquire, directly or indirectly, by purchase, merger, exchange, lease, license or other means, either (a) all or a majority of the equity interests, now or hereafter existing, in the Company or any direct or indirect owner of any equity interest in the Company or (b) all or substantially all of the business or the assets of the Company used or useful in the Company’s business in any case outside the ordinary course of the Company’s business as it is presently conducted (each, a “Prohibited Potential Transaction”). During the Exclusivity Period, the Company shall promptly notify BCF of the receipt by the Company or any of its Representatives of any oral, written, or electronic offer, indication of interest, proposal or inquiry (collectively, an “Offer”) relating to any Prohibited Potential Transaction. Notwithstanding the foregoing, nothing in this paragraph shall prohibit or limit a member of the Company Group, in response to an unsolicited inquiry received during the Exclusivity Period, from indicating to any person or entity making such unsolicited inquiry that it is not permitted to respond to any Prohibited Potential Transaction.

5. BCF and the Company each acknowledges that any breach of paragraph 4 of this Agreement would cause irreparable harm for which monetary damages would be an inadequate remedy. Accordingly, BCF and the Company agrees that BCF or the Company, as the case may be, may seek equitable relief in the event of any breach or threatened breach of paragraph 4 of this Agreement, including without limitation injunctive relief against any such breach and specific performance of the obligations in such paragraphs, in addition to any other remedy to which the other party may be entitled, without the need to post any security.

6. BCF and the Company each shall be responsible for its own costs and expenses with respect to this Agreement and the Proposed Transaction.

7. This Agreement, together with the NDA previously executed between BCF and the Company, represents the entire agreement among the parties concerning the Proposed Transaction and supersedes any prior or contemporaneous understanding concerning such subject matter. This Agreement may only be amended by a writing signed by BCF and the Company. The parties acknowledge that no party should be deemed the principal or sole draftsman of this Agreement for any purpose. References to one gender shall be deemed to include the other gender and the neuter, and references to the neuter shall be deemed to include both genders.

8. This Agreement and any disputes or proceedings (whether in contract or tort) that may be based upon, arise out of, or relate to this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof. The parties agree (i) that any action arising out of, relating to or in connection with this Agreement shall be instituted in the Chancery Court of the State of Delaware and any state appellate court therefrom located within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the state of Delaware); (ii) that in the event of any such action, such parties will consent and submit to the personal jurisdiction of any such court described in the preceding clause (i) of this section and to service of process upon them in accordance with the rules and statutes governing service of process; and (iii) waive to the full extent permitted by law any objection that they may now or hereafter have to the venue of any such action in any such court or that any such action was brought in an inconvenient forum. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS LETTER AGREEMENT.

9. This Agreement may be executed in one or more counterparts, all of which shall collectively be considered a single instrument, and either party may execute this Agreement using a signature page in “PDF” format.

[Signatures on next page]

The parties have executed this Agreement by their duly authorized representatives as of the date first above written.

Bucher and Christian Consulting, Inc.		TSR Inc.

By:	/s/ Justin P. Christian	By:	/s/ Thomas C. Salerno
Name:	Justin P. Christian	Name:	Thomas C. Salerno
Title:	President/CEO	Title:	CEO

Signature Page to Due Diligence and Exclusivity Agreement